AMERICAN ULTIMATE DISC LEAGUE, LLC

FINANCIAL STATEMENTS
Together with
INDEPENDENT ACCOUNTANTS'
REVIEW REPORT

FOR THE YEARS ENDED
SEPTEMBER 30, 2020 and 2019

Tang & Lee, LLP

Certified Public Accountants

AMERICAN ULTIMATE DISC LEAGUE, LLC

Contents

FOR THE YEARS ENDED SEPTEMBER 30, 2020 AND 2019

Tang & Lee, LLP *Certified Public Accountants* Member of AICPA and CalCPA
851 Burlway Road, Suite #301, Burlingame, CA 94010 Tel:650-692-6865 Fax:650-692-6866

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
American Ultimate Disc League, LLC
Los Gatos, California

We have reviewed the accompanying financial statements of American Ultimate Disc League, LLC (the Company), which comprise the balance sheets as of September 30, 2020 and 2019, and the related statements of operations and members' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that uncertainty exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to that matter.

Tang & Lee, LLP

Burlingame, California
January 26, 2021

AMERICAN ULTIMATE DISC LEAGUE, LLC
Balance Sheets
As of September 30, 2020 and 2019

	September 30 2020	September 30 2019
ASSETS		
Current assets		
Cash and cash equivalents	$ 216,495	$ 265,314
Accounts receivable, net	82,774	105,151
Prepaids	1,600	-
Loan receivable	-	701
Due from related party	70,000	-
Total current assets	370,869	371,166
Other assets		
Franchise	-	7,500
Incentive plan receivable	30,030	-
Investments in related party	15,674	-
Total other assets	45,704	7,500
Total assets	$ 416,573	$ 378,666
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities		
Accounts payable	$ 40,072	$ 90,063
State income tax payable	-	3,300
Related party advances	78,510	274,733
Accrued liabilities	-	8,450
Total current liabilities	118,582	376,546
Long-term liabilities		
Accrued interest	55,812	47,826
Related party note payable	478,000	478,000
Economic injury disaster loan	107,500	-
Convertible debenture	1,000,000	337,160
Total long-term liabilities	1,641,312	862,986
Total liabilities	1,759,894	1,239,532
Commitments and contingency		
Members' equity (deficit)		
Members' equity (deficit)	(1,297,155)	368,098
Incentive unit awards	30,030	28,152
Series B investments	474,846	492,998
Retained earnings	(551,042)	(1,750,114)
Total members' equity (deficit)	(1,343,321)	(860,866)
Total liabilities and members' (deficit) equity	$ 416,573	$ 378,666

See accompanying notes and independent accountants' review report.

AMERICAN ULTIMATE DISC LEAGUE, LLC
Statement of Operations and Members' Equity (Deficit)
For the years ended September 30, 2020 and 2019

	September 30 2020	September 30 2019
Revenue	$ 318,832	$ 719,085
Cost of revenue	167,143	563,265
Gross profit (loss)	151,689	155,820
Operating expenses		
Advertising and marketing	284,842	530,566
General and administrative	374,638	425,826
Total operating expenses	659,480	956,392
Income (loss) from operations	(507,791)	(800,572)
Other income (expenses) :		
Interest expense	(42,980)	(25,708)
Gain from investment in related party	68,000	-
Loss from investment in related party	(2,326)	-
Income (loss) before income taxes	(485,097)	(826,280)
Provision for state income tax	(1,700)	(3,300)
Net income (loss)	$ (486,797)	$ (829,580)
Members' equity (deficit)		
Beginning balance of members' equity (deficit)	(860,866)	(260,802)
Prior period adjustment	-	26,525
Restated beginning balance	(860,866)	(234,277)
Incentive unit awards	4,342	28,152
Series B investments	-	(2,466)
Subscription receivable	-	177,305
Net income (loss)	(486,797)	(829,580)
Ending balance of members' equity (deficit)	$ (1,343,321)	$ (860,866)

See accompanying notes and independent accountants' review report.

AMERICAN ULTIMATE DISC LEAGUE, LLC
Statement of Cash Flow
For the years ended September 30, 2020 and 2019

	September 30 2020	September 30 2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (486,797)	$ (829,580)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets:		
Accounts receivable	22,377	(79,502)
Prepaids	(1,600)	-
Due to related party	(70,000)	-
Franchise	7,500	-
Incentive plan receivable	(30,030)	-
Investments in related party	(15,674)	-
Increase (decrease) in liabilities:		
Accounts payable	(49,991)	59,256
State income tax payable	(3,300)	3,300
Accrued interest	7,986	(9,470)
Related party advances	(196,223)	(85,311)
Accrued liabilities	(8,450)	-
Prior period adjustment	-	26,525
NET CASH PROVIDE/(USED) BY OPERATING ACTIVITIES	(824,202)	(914,782)
CASH FLOWS FROM INVESTING ACTIVITIES:		
(Increase) or decrease on loan receivable	701	5,048
NET CASH PROVIDE/(USED) BY INVESTING ACTIVITIES	701	5,048
CASH FLOWS FROM FINANCING ACTIVITIES:		
Subscription receivable	-	177,305
Economic injury disaster loan	107,500	-
Convertible debenture	662,840	337,160
Incentive unit awards	4,342	28,152
Series B investments	-	(2,467)
NET CASH PROVIDE/(USED) BY FINANCING ACTIVITIES	774,682	540,150
NET INCREASE(DECREASE) IN CASH	(48,819)	(369,584)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	265,314	634,898
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 216,495	$ 265,314

Supplementary information:

Cash paid during the year:		
Income taxes	$ 5,800	$ -
Interest expenses	$ -	$ 35,179

See accompanying notes and independent accountants' review report.

1 ORGANIZATION

American Ultimate Disc League, LLC (the Company or AUDL) was formed on January 10, 2013 in the State of Delaware. The Company's headquarter is located in Los Gatos, California. The Company owns and operates a professional ultimate disc sports league. It promotes, develops and secures all activities of sporting events from the beginning of April to the end of August in the United States and Canada. The Commissioner, is elected by the Company's executive council and Team members, and is authorized to secure the rules and regulations of seasonal and off-seasonal activities among team members. In addition, the Commissioner is authorized to approve territorial licenses for new teams in major metropolitan cities in the United States or Canada. Teams are assigned to operating territories within which they have the right and obligation to play AUDL games. They are independently owned businesses, and retain certain broadcasting rights, such as cable, television and radio within an agreed metropolitan market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America "US GAAP".

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents

Cash and cash equivalents consist of cash on hand and all unrestricted highly liquid investments with maturities of three months or less.

Financial Instruments Concentrations

Financial instruments that potentially subject the Company to significant concentrations of credit risk, consist of cash and cash equivalents and accounts receivable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

At September 30, 2020 and 2019, the Company has a concentration of credit risk represented by cash balances, in a commercial bank, that occasionally exceed current federal deposit insurance limits of $250,000. The financial stability of the institution is continually reviewed by management. And the management believes that the risk of instability is low.

Accounts Receivable and Allowance for Doubtful Accounts

The management of the Company has constantly reviewed accounts receivable and the collectability of each customer account. As of September 30, 2020, and 2019, total balance was $82,774 and $111,494 with recognized bad debt allowance of $0 and $6,344, respectively.

Loan Receivable

Loan receivable is recorded at principal amount and are interest-bearing. The Company maintains an allowance to reserve for potential uncollectible loans. As of September 30, 2020, and 2019, the balance of loan receivable was $0 and $701 with zero allowance, respectively.

Franchises and Territory Rights

Costs to acquire territory rights for franchises are capitalized on the balance sheet at cost. The Company evaluates these assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable or that the carrying value may exceed its fair value.

As of September 30, 2019, the franchise amounted to $7,500 where the league purchased back one of the territories from a previous owner. As of September 30,2020, this territory was sold at $25,000 and the resulting capital gain of $17,500 was shown as revenue in the Statement of operation for the year ended September 30, 2020.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features

Convertible debentures issued by the company are classified as financial liabilities as of September 30, 2020 and 2019 in accordance with the substance of the contractual arrangements and the definition of the financial liability. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the company’s own equity instruments is an equity instrument.

Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Revenue Recognition

The Company recognizes revenue from broadcast and social media advertising, merchandise sales, licensing, sponsorships, and territory rights when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. Revenue is deferred in instances where revenue is earned over a period of time.

For territory rights, revenues are recognized after the franchise agreement for a specific territory has been executed and the initial obligations of the Company, if any, have been performed. Sponsorship and advertising revenue are recognized when earned, and merchandise revenue is recognized when goods have been shipped. Licensing revenue is recognized when the license is granted, or as applicable, over the term of the license.

Advertising

The Company entered several yearly contracts for advertising and marketing. The Company expenses advertising costs as incurred. During the year ended September 30, 2020 and 2019, the Company incurred $284,842 and $530,566 of advertising and marketing expenses, respectively.

Fair Value of Financial Instruments

The Company's financial instruments include cash, receivables, franchise, investments and payables. The carrying value of cash, receivables and accounts payables approximates fair value due to the short-term nature of these balances.

Generally accepted accounting principles (GAAP) provide guidance on how fair value should be determined when financial statement elements are required to be measured at fair value. Valuation techniques are ranked in three levels depending on the degree of objectively of the inputs used with each level:

Level 1 inputs – quoted prices in active markets for identical assets
Level 2 inputs – quoted prices in active or inactive markets for the same or similar assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Level 3 inputs – estimates using best information available when there is little or no market

The Company is required to measure certain financial instruments at fair value in accordance with GAAP. The techniques used to measure the fair values are level 1, level 2 and level 3, and are described in the Note 12.

Income Taxes

The Company, a limited liability company, is a pass-through entity for Federal and State income tax purposes. Income and loss realized by a limited liability company are passed through to the members. Accordingly, no tax provision has been made for federal purpose. However, for the year ended September 30, 2020, the Company is required to pay $900 LLC fee, and $800 annual LLC tax while it is operated in California. For the year ended September 30, 2019, the Company is required to pay $2,500 LLC fee, and $800 annual LLC tax while it is operated in California. The Company is also subject to income tax examinations by tax authorities for all periods since 2017. The Company currently is not under examination by any tax authorities.

Investments in related party

Investments in related party are investments where the investor has control over the investee. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Investments in subsidiaries are initially carried at fair value in the Company's statement of financial position using the equity method. The investment value is adjusted thereafter to recognize the company share in the profit or loss of the subsidiary during the year. On disposal of investments in subsidiaries, the difference between disposal proceeds and the carrying amounts of the investments are recognized in profit or loss.

3. INVESTMENTS IN RELATED PARTY

On November 5th, 2019, a Limited Liability Company was formed namely (ULTIX Technology; LLC) pursuant to the filing of Certificate of Formation with the Delaware Secretary of State; that was wholly owned by the Company. The initial value of investment amounted to $20,000. On May 1, 2020, the Company has entered into a membership interest purchase agreement with an individual and a Company to sell and issue to purchasers 5% each of the membership Interest in ULTIX Technology.

The purchase price paid by each purchaser to the Company was $35,000 for each 5% of the membership interest in ULTIX. The total value of investments in subsidiaries after the sale of the 10% interest amounted to $18,000.

During the year ended September 30, 2020, the Company had recognized gain on sale of 10% of investments in ULTIX (Subsidiary) of $68,000. The company used equity method of accounting to recognize share of income (loss) from investment in related party of $2,326 that was charged to the Statement of operations. The net book value as of September 30, 2020 is $15,674 and is recorded in the Statement of Financial Position as a non-current asset as of September 30, 2020.

4. RELATED PARTY ADVANCES

Members of the Company have advanced funds to the Company to pay for operating expenses and other costs. The advances are due on demand and carry no interest. The related party advances totaled $78,510 and $274,732 as of September 30, 2020 and 2019, respectively.

5. RELATED PARTY NOTE PAYABLE

On September 30, 2016, the Company issued two promissory notes to an LLC which has same management, one in the face amount of $128,000 dated January 18, 2013 and one in the face amount of $350,000 dated September 30, 2014. The $128,000 note shall be due on the earlier of (a) demand made on or after October 1, 2021 or (b) December 31, 2022. The $350,000 note shall be due on the earlier of (a) demand made on or after October 1, 2021 or (b) December 31, 2023. The interest rate is 3.25%. As of September 30, 2020, and 2019, accrued interest for related party note payable is $52,606 and $34,994, respectively.

6. CONVERTIBLE DEBENTURE

In September 2014, the Company executed a convertible debenture purchase agreement, which permitted the issuance of up to an aggregate amount of $2,000,000 in convertible debt. Concurrently, the Company issued convertible debt with a total principal amount of $450,000 to a member of the Company. During the year ended September 30, 2015, the Company issued additional convertible debt with a total principal amount of $650,000, all of which was to related parties. The notes were issued with an interest rate of 5% per annum, a maturity date of September 30, 2020, and a conversion price of $1.00 per notional unit. In accordance with and for the purposes of the convertible debt agreement, 50,000 notional units were deemed to constitute a fully diluted one percent (1%) interest in the Company. Upon a qualified financing event, the outstanding principal and accrued interest automatically convert at a discounted conversion price, which is the lower of: (a) $1.00 per notional unit or (b) 80% of the price per

notional unit paid by investors in the financing event. As this beneficial conversion feature was based on a contingent event, recognition of the beneficial conversion feature was deferred until the contingency was extinguished. A qualified financing event under the terms of the convertible debt agreement occurred during the year ended September 30, 2016.

The current balance of convertible debentures is a result of the 2019 Convertible Debentures, a separate financing to the one that occurred in the 2014/15/16. No qualified financing event has occurred for the 2019 debenture. As of September 30, 2019, the balance of convertible debenture was $337,160.

During the year ended September 30, 2020, the Company had sold the remaining balance of convertible debentures with a total principal amount of $662,840. As of September 30, 2020, the balance of convertible debentures was $1,000,000. Of that $425,000 was new outside investment and $237,840 was the conversion of an advance, a member made to the company. As of September 30, 2020, $1,000,000 convertible debentures will converted upon a Qualified Equity Financing of $500,000 and will convert to Series A Unites at a 20% discount to the price of the next round of equity funding.

7. ECONOMIC INJURY DISASTER LOAN

The Company applied for an Economic Injury Disaster Loan (EIDL) administered by Small Business Administration of Federal government. The EIDL program is designed to provide economic relief to businesses that are currently experiencing a temporary loss of revenue due to coronavirus (COVID-19). On June 13, 2020, the Company received EIDL relief in the amount of $107,500. The monthly payment including principal and interest is $524 and will begin 12 months from the date of the promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory note. Interest will accrue at the rate of 3.75% per annum. As of September 30, 2020, the balance of EIDL is $107,500.

8. INCENTIVE UNITS AWARDS

On January 1, 2019, the American Ultimate Disc League, LLC Equity Incentive Plan was adopted. The plan is intended to further the growth and success of the Company, by (a) enabling service providers to acquire equity interests in the Company, thereby increasing their personal stake in the Company's growth and success, (b) providing a means of rewarding outstanding service by such service providers, and (c) aiding retention.

On May 1, 2019, the Company approved to grant to a participant of 257,508 incentive units pursuant to the terms of the incentive unit award agreement. The participant is the Company's CEO and the incentive units vest based on the achievement of certain performance targets. As

of September 30, 2019, deemed value per incentive unit for 86b Election is $0.10922. This was evaluated by the Company and the total value of incentive unit was $28,125.

During September 30, 2020, the incentive unit balance amounted to $32,494, where 40,000 incentive units were granted to a company member during the period ended September 30, 2020 on the same exact terms as units granted during the period ended September 30, 2019.

As of September 30, 2020, total value of incentive unit is $30,030 which is reduced by allocation of the Company's loss.

9. MEMBERS' EQUITY (DEFICIT)

As of September 30, 2019, the Company sold 150,199 membership units for gross proceeds of $492,998 through a Regulation Crowdfunding offering which shown as Series B Investments in the financial statements.

As of September 30, 2020, the balance of Series B investments is $474,846.

The Company's losses are allocated to members only to the extent that such loss allocation will not create or increase a capital account deficit for that member. Losses not allocated to a member due to this loss limitation will be reallocated to the other members. Reallocated losses will be taken into account in determining subsequent allocations of income and losses.

The Company's profits are allocated first to the extent of and in proportion to any losses previously allocated to the members until the cumulative amount of net profits allocated to each member equals the cumulative amount of net losses allocated to each member. Thereafter, the Company's profits are allocated pro rata, in accordance with each member's percentage interest.

10. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations of $488,397 and $829,580 for the year ended September 30, 2020 and 2019, respectively. The Company will require additional capital or significant increases in revenues to cover losses. These matters raise uncertainty about the Company's ability to continue as a going concern.

During the year ended September 30, 2019, the company had issued convertible debentures at an amount of $337,160 that reached $1,000, 000 as of September 30, 2020.

Many people have been affected by pandemic COVID 19 started in the month of March 2020 throughout the country. As a result, the shelter-in-place orders were declared on March 17, 2020 and remain in effect to date. As a result, the AUDL games were cancelled during the season from April to August 2020. The work has been reduced and the management staff are recommended to work at home. This pandemic had a negative impact on the Company's results of operation as the company's revenues for the year ended September 30, 2020 declined by 56% compared to the year ended September 30, 2019, thus incurring more losses.

During the next 12 months, the Company intends to fund its operations through merchandise sales, licensing, sponsorships, and franchise fees, as well as debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

11. SUBSEQUENT EVENTS

The management of the Company has reviewed the results of operation and evaluated subsequent events for the period of time from its year ended September 30, 2020 through January 26, 2021, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements. However, the following event has occurred and the nature of which would require disclosure.

The Company entered into a $535,000 goal Regulation CF through WeFunder at the beginning of October 2020, as well as a $535,000 goal Regulation D Equity Raise through the WeFunder Platform.

12. FAIR VALUE MEASUREMENT

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC 825-10-50. The following table presents information about the Company's assets and liabilities measured at fair value as of September 30, 2020 and 2019.

	Quoted prices in active markets for identical assets (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Balance as of September 30, 2020**
Cash and cash equivalents	$216,495			$216,495
Accounts receivable, net	82,774			82,774
Prepaids	1,600			1,600
Due from related party	70,000			70,000
Incentive plan receivable		$30,030		30,030
Investments in related party	15,674			15,674
Total	**$386,543**	**$30,030**	**$-0-**	**$416,573**
Accounts payable	$40,072			$40,072
Related party advances	78,510			78,510
Accrued interest	55,812			55,812
Related party note payable		$478,000		478,000
Economic injury disaster loan	107,500			107,500
Convertible Debenture		1,000,000		1,000,000
Total	**$281,894**	**$1,478,000**	**$-0-**	**$1,759,894**

	Quoted prices in active markets for identical assets (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Balance as of September 30, 2019**
Cash and cash equivalents	$265,314			$265,314
Accounts receivable, net	105,151			105,151
Loan receivable		$701		701
Franchise		7,500		7,500
Total	**$370,465**	**$8,201**	**$-0-**	**$378,666**
Accounts payable	$90,063			$90,063
State income tax payable	3,300			3,300
Related party advances	274,733			274,733
Accrued liabilities	8,450			8,450
Accrued interest	47,826			47,826
Related party note payable		$478,000		478,000
Convertible Debenture		337,160		337,160
Total	**$424,372**	**$815,160**	**$-0-**	**$1,239,532**